UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42550

Micropolis AI Robotics

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on August 21, 2025, Micropolis AI Robotics (the “Company”) entered into a Securities Purchase Agreement with Streeterville Capital, LLC (the “Investor”), pursuant to which the Company issued to the Investor (i) a convertible promissory note in the original principal amount of $5,430,000 (the “Note”) and (ii) a warrant to purchase ordinary shares of the Company, which warrant was amended on March 23, 2026 (as amended, the “Warrant”).

Amendment to Convertible Promissory Note

On October 21, 2026, the Company and the Investor entered into an Amendment to Convertible Promissory Note (the “Note Amendment”). Pursuant to the Note Amendment, among other things, the Maturity Date of the Note was extended from October 21, 2026 to January 21, 2027, and no Trigger Event or Event of Default shall be deemed to have occurred by reason of the outstanding balance not having been paid on October 21, 2026. No fee, premium, increase in the outstanding balance or other consideration was paid or is payable by the Company in connection with the Note Amendment. Except as expressly modified by the Note Amendment, the terms of the Note and the other transaction documents remain unchanged and in full force and effect.

Exchange Agreement

On October 22, 2026, the Company and the Investor entered into an Exchange Agreement (the “Exchange Agreement”), pursuant to which the parties agreed to partition from the Note a new convertible promissory note in the principal amount of $10,000 (the “Partitioned Note”) and to exchange the Partitioned Note for 24,509 ordinary shares of the Company, par value $0.0001 per share (the “Exchange Shares”), at an exchange price of $0.408 per share. The Exchange Shares are being issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. No commission or other remuneration was paid for soliciting the exchange, and no consideration other than the surrender of the Partitioned Note was received by the Company. The exchange is treated as an issuance of conversion shares under the Note and does not constitute a dilutive issuance or give rise to any adjustment under the Warrant or the Note. The Exchange Shares are subject to the beneficial ownership limitation and exchange cap applicable to shares issuable under the Note.

The foregoing descriptions of the Note Amendment and the Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis AI Robotics

Date: October 23, 2026	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer and Director

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